UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-33853

Trip.com Group Limited

(Registrant’s Name)

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Trip.com Group Limited (the “Company”) filed its annual report on Form 20-F for the fiscal year ended December 31, 2022 with the United States Securities and Exchange Commission on March 27, 2023, U.S. Eastern Time. On March 28, 2023, Hong Kong Time, the Company also published its annual report for the fiscal year ended December 31, 2022 (the “HK Annual Report”) pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKEX Listing Rules”). Pursuant to the HKEX Listing Rules, the HK Annual Report contains supplemental disclosure of reconciliation of the material differences between the consolidated financial statements of the Company prepared under the U.S. GAAP and International Financial Reporting Standards, which has been attached hereto as exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Supplemental Disclosure—Reconciliation Between U.S. GAAP and International Financial Reporting Standards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIP.COM GROUP LIMITED

By	:	/s/ Cindy Xiaofan Wang
Name	:	Cindy Xiaofan Wang
Title	:	Chief Financial Officer

Date: March 28, 2023